UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K     ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

aVINCI MEDIA CORPORATION

Full Name of Registrant:

Former Name if Applicable

11781 Lone Peak Parkway, Suite 270

Address of Principal Executive Office (Street and Number)

Draper, Utah 84020

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because of current cash flow constraints impacting its ability to prepay all fees and costs to complete an audit of its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edward B. Paulsen	801	495-5700
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

Registrant does not expect any transactions or events outside of normal business operations to be reported for the 2010 fiscal year, but does anticipate reported operating results to vary from the 2009 fiscal year results as follows:

•
Total revenues to increase by about 122% to approximately $2.4 million for the year ended December 31, 2010 when compared to the prior year.  The revenue increase is primarily due to the launch of Registrant’s archive software in Walmart stores during the third quarter of 2010 under a software license agreement.

•
Gross profit to increase to approximately $1.8 million, or 75 percent of total revenues, for the year ended December 31, 2010 when compared to the previous year, primarily due to the increased total revenues.

•
Research and development expenses and selling and marketing expenses to decrease by approximately $0.3 million and $0.6 million, respectively, for the year ended December 31, 2010 when compared to the prior year due primarily to decreases in employee headcount.

•
General and administrative expenses to be lower by approximately $2.0 million for the year ended December 31, 2010 when compared to the prior year. The decrease is primarily due to a decrease in stock-based compensation expense, a decrease in consulting and outside services, and a decrease in legal and accounting fees.

•
Loss from operations to decrease to approximately $0.5 million for the year ended December 31, 2010 when compared to the prior year, primarily as a result of increased total revenues, and decreased operating expenses, as described above.

•	Net loss to be approximately $0.5 million, and basic and diluted loss per share to be $(0.01) per share for the year ended December 31, 2010.

The anticipated reporting on business operations for the 2010 fiscal year discussed above are estimates only and are subject to revision until such time as an audit of the Registrant’s financial statements and related disclosures is completed and filed as part of the Registrant’s Form 10-K.

aVINCI MEDIA CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By:	/s/ Edward B. Paulsen
Secretary